SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Mirati Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

60468T105

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,695,813*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,695,813*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,695,813*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

This number includes (i) 128,805 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer 2017 Warrant and (ii) 801,448 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer November 2017 Warrant.

**

Based on 54,527,665 shares of Common Stock outstanding, which is the sum of (i) 49,093,014 shares of Common Stock reported to be outstanding following the completion of the Issuer’s offering according to the Issuer’s Prospectus Supplement filed with the SEC on October 28, 2020 and reflecting the underwriters’ full exercise of their option to purchase additional shares, (ii) 128,805 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 3,590,421 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, (iv) 13,996 shares of Common Stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2017 Warrant, (v) 801,448 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer November 2017 Warrant, (vi) 868,647 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn November 2017 Warrant and (vii) 31,334 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,695,813*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,695,813*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,695,813*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

This number includes (i) 128,805 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer 2017 Warrant and (ii) 801,448 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer November 2017 Warrant.

**

Based on 54,527,665 shares of Common Stock outstanding, which is the sum of (i) 49,093,014 shares of Common Stock reported to be outstanding following the completion of the Issuer’s offering according to the Issuer’s Prospectus Supplement filed with the SEC on October 28, 2020 and reflecting the underwriters’ full exercise of their option to purchase additional shares, (ii) 128,805 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 3,590,421 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, (iv) 13,996 shares of Common Stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2017 Warrant, (v) 801,448 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer November 2017 Warrant, (vi) 868,647 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn November 2017 Warrant and (vii) 31,334 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS MVA Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 267,334*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 267,334*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,334*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	This number includes 13,996 shares of Common Stock that MVA Investors has the right to acquire pursuant to the MVA Investors 2017 Warrant.
**

Based on 54,527,665 shares of Common Stock outstanding, which is the sum of (i) 49,093,014 shares of Common Stock reported to be outstanding following the completion of the Issuer’s offering according to the Issuer’s Prospectus Supplement filed with the SEC on October 28, 2020 and reflecting the underwriters’ full exercise of their option to purchase additional shares, (ii) 128,805 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 3,590,421 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, (iv) 13,996 shares of Common Stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2017 Warrant, (v) 801,448 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer November 2017 Warrant, (vi) 868,647 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn November 2017 Warrant and (vii) 31,334 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Lockend Five, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 203,754
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 203,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,754
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 54,527,665 shares of Common Stock outstanding, which is the sum of (i) 49,093,014 shares of Common Stock reported to be outstanding following the completion of the Issuer’s offering according to the Issuer’s Prospectus Supplement filed with the SEC on October 28, 2020 and reflecting the underwriters’ full exercise of their option to purchase additional shares, (ii) 128,805 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 3,590,421 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, (iv) 13,996 shares of Common Stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2017 Warrant, (v) 801,448 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer November 2017 Warrant, (vi) 868,647 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn November 2017 Warrant and (vii) 31,334 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Braslyn Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,595,034*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,595,034*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,595,034*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

This number includes (i) 3,590,421 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn 2017 Warrant and (ii) 868,647 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn November 2017 Warrant.

**

Based on 54,527,665 shares of Common Stock outstanding, which is the sum of (i) 49,093,014 shares of Common Stock reported to be outstanding following the completion of the Issuer’s offering according to the Issuer’s Prospectus Supplement filed with the SEC on October 28, 2020 and reflecting the underwriters’ full exercise of their option to purchase additional shares, (ii) 128,805 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 3,590,421 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, (iv) 13,996 shares of Common Stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2017 Warrant, (v) 801,448 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer November 2017 Warrant, (vi) 868,647 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn November 2017 Warrant and (vii) 31,334 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Aaron I. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,386*
	8	SHARED VOTING POWER 267,334**
	9	SOLE DISPOSITIVE POWER 70,386*
	10	SHARED DISPOSITIVE POWER 267,334**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,720**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%***
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This number includes 31,334 shares of Common Stock subject to options exercisable within the next 60 days.
**	This number includes 13,996 shares of Common Stock that MVA Investors has the right to acquire pursuant to the MVA Investors 2017 Warrant.
***

Based on 54,527,665 shares of Common Stock outstanding, which is the sum of (i) 49,093,014 shares of Common Stock reported to be outstanding following the completion of the Issuer’s offering according to the Issuer’s Prospectus Supplement filed with the SEC on October 28, 2020 and reflecting the underwriters’ full exercise of their option to purchase additional shares, (ii) 128,805 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 3,590,421 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, (iv) 13,996 shares of Common Stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2017 Warrant, (v) 801,448 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer November 2017 Warrant, (vi) 868,647 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn November 2017 Warrant and (vii) 31,334 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Shehan B. Dissanayake
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 203,754
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 203,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 54,527,665 shares of Common Stock outstanding, which is the sum of (i) 49,093,014 shares of Common Stock reported to be outstanding following the completion of the Issuer’s offering according to the Issuer’s Prospectus Supplement filed with the SEC on October 28, 2020 and reflecting the underwriters’ full exercise of their option to purchase additional shares, (ii) 128,805 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 3,590,421 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, (iv) 13,996 shares of Common Stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2017 Warrant, (v) 801,448 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer November 2017 Warrant, (vi) 868,647 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn November 2017 Warrant and (vii) 31,334 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Christopher Fuglesang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,518
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,518
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,518
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 54,527,665 shares of Common Stock outstanding, which is the sum of (i) 49,093,014 shares of Common Stock reported to be outstanding following the completion of the Issuer’s offering according to the Issuer’s Prospectus Supplement filed with the SEC on October 28, 2020 and reflecting the underwriters’ full exercise of their option to purchase additional shares, (ii) 128,805 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 3,590,421 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, (iv) 13,996 shares of Common Stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2017 Warrant, (v) 801,448 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer November 2017 Warrant, (vi) 868,647 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn November 2017 Warrant and (vii) 31,334 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Ivan M. Lieberburg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,241
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,241
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 54,527,665 shares of Common Stock outstanding, which is the sum of (i) 49,093,014 shares of Common Stock reported to be outstanding following the completion of the Issuer’s offering according to the Issuer’s Prospectus Supplement filed with the SEC on October 28, 2020 and reflecting the underwriters’ full exercise of their option to purchase additional shares, (ii) 128,805 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 3,590,421 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, (iv) 13,996 shares of Common Stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2017 Warrant, (v) 801,448 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer November 2017 Warrant, (vi) 868,647 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn November 2017 Warrant and (vii) 31,334 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,290,847*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,290,847*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,290,847*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* This number includes (i) 128,805 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer 2017 Warrant, (ii) 801,448 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer November 2017 Warrant, (iii) 3,590,421 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn 2017 Warrant and (iv) 868,647 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn November 2017 Warrant.

**

Based on 54,527,665 shares of Common Stock outstanding, which is the sum of (i) 49,093,014 shares of Common Stock reported to be outstanding following the completion of the Issuer’s offering according to the Issuer’s Prospectus Supplement filed with the SEC on October 28, 2020 and reflecting the underwriters’ full exercise of their option to purchase additional shares, (ii) 128,805 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 3,590,421 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, (iv) 13,996 shares of Common Stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2017 Warrant, (v) 801,448 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer November 2017 Warrant, (vi) 868,647 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn November 2017 Warrant and (vii) 31,334 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

This Amendment No. 16 (“Amendment No. 16”) amends and supplements the statement on Schedule 13D filed on November 4, 2013 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”) and Joe Lewis, as amended by Amendment No. 1 filed on February 2, 2015, Amendment No. 2 filed on September 18, 2015, Amendment No. 3 filed on January 6, 2016 (“Amendment No. 3”), Amendment No. 4 filed on January 15, 2016 (“Amendment No. 4”), Amendment No. 5 filed on March 17, 2016, Amendment No. 6 filed on June 8, 2016, Amendment No. 7 filed on June 24, 2016, Amendment No. 8 filed on September 28, 2016, Amendment No. 9 filed on January 10, 2017, Amendment No. 10 filed on January 30, 2017, Amendment No. 11 filed on June 27, 2017, Amendment No. 12 filed on November 20, 2017, Amendment No. 13 filed on May 23, 2019, Amendment No. 14 filed on July 19, 2019 and Amendment No. 15 filed on February 14, 2020. Amendment No. 3 was an original filing for Braslyn Ltd. (“Braslyn”). Amendment No. 4 was an original filing for Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang and Ivan M. Lieberburg. This Amendment No. 16 is an original filing for Lockend Five, LLC (“Lockend Five”). Boxer Capital, Boxer Management, MVA Investors, Braslyn, Lockend Five, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang and Ivan M. Lieberburg are collectively referred to herein as the “Reporting Persons.” The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 16. Capitalized terms used and not defined in this Amendment No. 16 have the meanings set forth in the Original Filing, as amended.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment No. 16 is jointly filed by the Reporting Persons. Boxer Management, a corporation organized under the laws of the Bahamas, is the managing member and majority owner of Boxer Capital, a limited liability company organized under the laws of Delaware. Braslyn is a company organized under the laws of the Bahamas. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management and Braslyn.

Each of Boxer Capital, Boxer Management and Braslyn are primarily engaged in the business of investing in securities. Joe Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor including through the investments of Boxer Capital and Braslyn.

MVA Investors, a limited liability company organized under the laws of Delaware, is the independent, personal investment vehicle of certain employees of Boxer Capital. MVA Investors is primarily engaged in the business of investment in securities. Aaron I. Davis, the Chief Executive Officer of Boxer Capital, is a member of and has voting and dispositive power over securities held by MVA Investors.

Lockend Five, a limited liability company organized under the laws of Nevada, is the personal investment vehicle of Shehan B. Dissanayake and is primarily engaged in the business of investment in securities. Shehan B. Dissanayake is the sole member of Lockend Five.

Each of Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang and Ivan M. Lieberburg is a citizen of the United States and an employee of Tavistock Life Sciences Company. Tavistock Life Sciences Company is primarily engaged in the business of investing in securities and its address is 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075.

By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group.

The address of each of Boxer Capital, MVA Investors and Aaron I. Davis for purposes of this filing is: 12860 El Camino Real, Suite 300, San Diego, CA 92130. The address of each of Boxer Management, Braslyn and Joe Lewis for purposes of this filing is: c/o Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas. The address of Lockend Five is 12 Eagle Knoll Court, Las Vegas, NV 89141.

CUSIP No. 60468T105	SCHEDULE 13D/A

Set forth on Schedule A, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director of each of Boxer Capital, Boxer Management, Braslyn, MVA Investors and Lockend Five, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Boxer Capital, Boxer Management, Braslyn, MVA Investors or Lockend Five.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

On October 28, 2020, Shehan B. Dissanayake transferred 203,754 shares of Common Stock to Lockend Five for estate planning purposes for no consideration.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

On October 28, 2020, Shehan B. Dissanayake transferred 203,754 shares of Common Stock to Lockend Five for estate planning purposes for no consideration.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

Based on 54,527,665 shares of Common Stock outstanding, which is the sum of (i) 49,093,014 shares of Common Stock reported to be outstanding following the completion of the Issuer’s offering according to the Issuer’s Prospectus Supplement filed with the SEC on October 28, 2020 and reflecting the underwriters’ full exercise of their option to purchase additional shares, (ii) 128,805 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 3,590,421 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, (iv) 13,996 shares of Common Stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2017 Warrant, (v) 801,448 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer November 2017 Warrant, (vi) 868,647 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn November 2017 Warrant and (vii) 31,334 shares of Common Stock subject to options exercisable within the next 60 days.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 10,900,080 shares of Common Stock, representing 19.99% of the Issuer’s outstanding Common Stock.

Boxer Capital and Boxer Management beneficially own 2,695,813 shares of Common Stock which represents 4.9% of the Issuer’s outstanding Common Stock. Braslyn beneficially owns 7,595,034 shares of Common Stock which represents 13.9% of the Issuer’s outstanding Common Stock. Joe Lewis beneficially owns 10,290,847 shares of Common Stock which represents 18.9% of the Issuer’s outstanding Common Stock. MVA Investors beneficially owns 267,334 shares of Common Stock which represents 0.5% of the Issuer’s outstanding Common Stock. Aaron I. Davis beneficially owns 337,720 shares of Common Stock, which includes 31,334 shares of Common Stock subject to options exercisable within the next 60 days, and represents 0.6% of the Issuer’s outstanding Common Stock. Lockend Five and Shehan B. Dissanayake beneficially own 203,754 shares of Common Stock which represents 0.4% of the Issuer’s outstanding Common Stock. Christopher Fuglesang beneficially owns 30,518 shares of Common Stock which represents 0.1% of the Issuer’s outstanding Common Stock. Ivan M. Lieberburg beneficially owns 37,241 shares of Common Stock which represents 0.1% of the Issuer’s outstanding Common Stock.

CUSIP No. 60468T105	SCHEDULE 13D/A

The table below reflects options to purchase shares of Common Stock of the Issuer owned by Aaron I. Davis that are not currently exercisable within the next 60 days:

Grant Date	Number of Non-Vested Options	Vesting Schedule
12/6/2018	8,333	Exercisable in 36 equal monthly installments following the date of grant
1/3/2020	333	Exercisable in 12 equal monthly installments following the date of grant

The 2017 Warrants represent a right for Boxer Capital, MVA Investors and Braslyn to purchase 491,757, 51,047 and 4,590,426 shares of Common Stock, respectively. The 2017 Warrants have been pre-paid at a price of $5.599 per share with an exercise price of $0.001 per share. The 2017 Warrants are only exercisable to the extent that the holders thereof and their affiliates would beneficially own no more than 19.99% of the outstanding Common Stock after exercise. On October 28, 2020 and October 29, 2020, Braslyn partially exercised its 2017 Warrant through a cashless exercise to acquire 295,436 shares (gross 295,438 shares) of Common Stock and 104,564 shares (gross 104,565 shares) of Common Stock, respectively. On October 30, 2020 Boxer Capital partially exercised its 2017 Warrant through a cashless exercise to acquire 362,950 shares (gross 362,952 shares) of Common Stock and MVA Investors partially exercised its 2017 Warrant through a cashless exercise to acquire 37,050 shares (gross 37,051 shares) of Common Stock.

The November 2017 Warrants represent a right for Boxer Capital and Braslyn to purchase 801,448 and 1,413,475 shares of Common Stock, respectively. The November 2017 Warrants have been pre-paid at a price of $12.999 per share with an exercise price of $0.001 per share. The November 2017 Warrants are only exercisable to the extent that the holders thereof and their affiliates would beneficially own no more than 19.99% of the outstanding Common Stock after exercise.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or to direct the vote:

Aaron I. Davis has the sole power to vote the 70,386 shares of Common Stock he beneficially owns. Christopher Fuglesang has the sole power to vote the 30,518 shares of Common Stock he beneficially owns. Ivan M. Lieberburg has the sole power to vote the 37,241 shares of Common Stock he beneficially owns.

(ii) Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared voting power with respect to the 2,695,813 shares of Common Stock they beneficially own. Braslyn has shared voting power with respect to the 7,595,034 shares of Common Stock it beneficially owns. Joe Lewis has shared voting power with respect to the 10,290,847 shares of Common Stock he beneficially owns. MVA Investors and Aaron Davis have shared voting power with respect to the 267,334 shares of Common Stock they beneficially own. Shehan B. Dissanayake and Lockend Five have shared voting power with respect to the 203,754 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or to direct the disposition of:

Aaron I. Davis has the sole power to dispose of the 70,386 shares of Common Stock he beneficially owns. Christopher Fuglesang has the sole power to dispose of the 30,518 shares of Common Stock he beneficially owns. Ivan M. Lieberburg has the sole power to dispose of the 37,241 shares of Common Stock he beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared dispositive power with respect to the 2,695,813 shares of Common Stock they beneficially own. Braslyn has shared dispositive power with respect to the 7,595,034 shares of Common Stock it beneficially owns. Joe Lewis has shared dispositive power with respect to the 10,290,847 shares of Common Stock he beneficially owns. MVA Investors and Aaron Davis have shared dispositive power with respect to the 267,334 shares of Common Stock they beneficially own. Shehan B. Dissanayake and Lockend Five have shared dispositive power with respect to the 203,754 shares of Common Stock they beneficially own.

CUSIP No. 60468T105	SCHEDULE 13D/A

(c) Other than as described herein and as set forth below, the Reporting Persons have not engaged in any transaction in the Common Stock in the past 60 days.

(i) Braslyn effected the following transactions in the Common Shares in the last sixty days:

Date	Transaction	Amount of Common Shares	Price
10/28/2020	Sale	44,959	203.3479	(1)
10/28/2020	Sale	38,543	204.57	(2)
10/28/2020	Sale	45,896	205.49	(3)
10/28/2020	Sale	41,266	206.5	(4)
10/28/2020	Sale	38,525	207.35	(5)
10/28/2020	Sale	25,036	208.4	(6)
10/28/2020	Sale	37,428	209.47	(7)
10/28/2020	Sale	23,283	210.31	(8)
10/28/2020	Sale	500	211.063	(9)
10/29/2020	Sale	550	203.3228	(10)
10/29/2020	Sale	800	205.6448	(11)
10/29/2020	Sale	1088	206.499	(12)
10/29/2020	Sale	1086	207.9643	(13)
10/29/2020	Sale	1674	208.7801	(14)
10/29/2020	Sale	15091	209.6594	(15)
10/29/2020	Sale	10599	210.5807	(16)
10/29/2020	Sale	14408	211.5033	(17)
10/29/2020	Sale	3108	212.6598	(18)
10/29/2020	Sale	2344	214.3069	(19)
10/29/2020	Sale	27992	215.0756	(20)
10/29/2020	Sale	11656	216.0551	(21)
10/29/2020	Sale	6775	217.1449	(22)
10/29/2020	Sale	5912	218.0354	(23)
10/29/2020	Sale	663	218.85	(24)
10/29/2020	Sale	818	220.024	(25)

(1)	Reflects the weighted average sale price. The range of prices for such transaction is $203.00 to $203.98.
(2)	Reflects the weighted average sale price. The range of prices for such transaction is $204.00 to $204.99.
(3)	Reflects the weighted average sale price. The range of prices for such transaction is $205.00 to $205.99.
(4)	Reflects the weighted average sale price. The range of prices for such transaction is $206.00 to $206.99.
(5)	Reflects the weighted average sale price. The range of prices for such transaction is $207.00 to $207.99.
(6)	Reflects the weighted average sale price. The range of prices for such transaction is $208.00 to $208.995.
(7)	Reflects the weighted average sale price. The range of prices for such transaction is $209.00 to $209.99.
(8)	Reflects the weighted average sale price. The range of prices for such transaction is $210.00 to $210.99.
(9)	Reflects the weighted average sale price. The range of prices for such transaction is $211.06 to $211.065.
(10)	Reflects the weighted average sale price. The range of prices for such transaction is $203.03 to $203.69.
(11)	Reflects the weighted average sale price. The range of prices for such transaction is $205.12 to $206.00.

CUSIP No. 60468T105	SCHEDULE 13D/A

(12)	Reflects the weighted average sale price. The range of prices for such transaction is $206.12 to $207.03.
(13)	Reflects the weighted average sale price. The range of prices for such transaction is $207.475 to $208.32.
(14)	Reflects the weighted average sale price. The range of prices for such transaction is $208.50 to $209.04.
(15)	Reflects the weighted average sale price. The range of prices for such transaction is $209.05 to $210.04.
(16)	Reflects the weighted average sale price. The range of prices for such transaction is $210.06 to $211.03.
(17)	Reflects the weighted average sale price. The range of prices for such transaction is $211.07 to $212.045.
(18)	Reflects the weighted average sale price. The range of prices for such transaction is $212.13 to $212.98.
(19)	Reflects the weighted average sale price. The range of prices for such transaction is $213.61 to $214.57.
(20)	Reflects the weighted average sale price. The range of prices for such transaction is $214.61 to $215.605.
(21)	Reflects the weighted average sale price. The range of prices for such transaction is $215.62 to $216.61.
(22)	Reflects the weighted average sale price. The range of prices for such transaction is $216.63 to $217.62.
(23)	Reflects the weighted average sale price. The range of prices for such transaction is $217.63 to $218.59.
(24)	Reflects the weighted average sale price. The range of prices for such transaction is $218.62 to $219.08.
(25)	Reflects the weighted average sale price. The range of prices for such transaction is $220.00 to $220.17.

On October 28, 2020, Braslyn partially exercised its 2017 Warrant to acquire 295,436 shares of Common Stock, net, at an exercise price of $0.001 per share. The shares underlying the 2017 Warrant were pre-paid at a price of $5.599 per share.

On October 29, 2020, Braslyn partially exercised its 2017 Warrant to acquire 104,564 shares of Common Stock, net, at an exercise price of $0.001 per share. The shares underlying the 2017 Warrant were pre-paid at a price of $5.599 per share.

(ii) Boxer Capital effected the following transactions in the Common Shares in the last sixty days:

On October 30, 2020, Boxer Capital sold 362,950 shares of Common Stock in the Issuer’s public offering of Common Stock at a price of $202.00 per share. On the same day, Boxer Capital partially exercised its 2017 Warrant to acquire 362,950 shares of Common Stock, net. The shares underlying the 2017 Warrant were pre-paid at a price of $5.599 per share and had an exercise price of $0.001 per share.

(iii) MVA Investors effected the following transactions in the Common Shares in the last sixty days:

On October 30, 2020, MVA Investors sold 37,050 shares of Common Stock in the Issuer’s public offering of Common Stock at a price of $202.00 per share. On the same day, MVA Investors partially exercised its 2017 Warrant to acquire 37,050 shares of Common Stock, net. The shares underlying the 2017 Warrant were pre-paid at a price of $5.599 per share and had an exercise price of $0.001 per share.

(iv) Shehan Dissanayake effected the following transactions in the Common Shares in the last sixty days:

On October 28, 2020, Shehan Dissanayake transferred 203,754 shares of Common Stock to Lockend Five for estate planning purposes for no consideration.

(d) Other than as described herein, no other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

CUSIP No. 60468T105	SCHEDULE 13D/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in the Original Filing, as amended, and as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On October 27, 2020, Braslyn entered into a lock-up agreement with the Issuer in substantially the form attached as an exhibit to the Underwriting Agreement, which is attached hereto as Exhibit 5, pursuant to which Braslyn agreed not to sell shares of the Common Stock from the date of the entry into the lock-up agreement and continuing until the close of trading on the date that is 60 days following the closing of the Issuer’s public offering, which closed on October 30, 2020; provided, however, Braslyn was permitted to sell up to 400,000 shares of Common Stock.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated October 30, 2020, among Boxer Capital, Boxer Management, Braslyn, MVA Investors, Lockend Five, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, and Ivan M. Lieberburg.

Exhibit 2	Form of Warrant to Purchase Common Stock issued in connection with the January 2017 Offering, which is incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on January 6, 2017.

Exhibit 3	Form of Warrant to Purchase Common Stock issued in connection with the November 2017 Offering, which is incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on November 16, 2017.

Exhibit 4	Limited Power of Attorney, dated May 23, 2019, by and between Ivan M. Lieberburg and Christopher Fuglesang, which is incorporated herein by reference to Exhibit 4 to the Schedule 13D/A filed by the Reporting Persons on May 24, 2019.

Exhibit 5	Underwriting Agreement, dated October 27, 2020, among the Issuer and the underwriters named therein, which is incorporated herein by reference to Exhibit 1.1 to the Form 8-K filed by the Issuer on October 28, 2020.

CUSIP No. 60468T105	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2020

BOXER CAPITAL, LLC

By:	/s/Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

BRASLYN LTD.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

LOCKEND FIVE, LLC

By:	/s/ Greg Miller
Name:	Greg Miller
Title:	Manager

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

IVAN M. LIEBERBURG

By:	/s/ Christopher Fuglesang
Christopher Fuglesang, Attorney-in-Fact*

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually

SHEHAN B. DISSANAYAKE

By:	/s/ Shehan B. Dissanayake
Shehan B. Dissanayake, Individually

CUSIP No. 60468T105	SCHEDULE 13D/A

CHRISTOPHER FUGLESANG

By:	/s/ Christopher Fuglesang
Christopher Fuglesang, Individually

*

This Schedule 13D and the Joint Filing Agreement attached as Exhibit 1 hereto were executed by Christopher Fuglesang on behalf of Ivan M. Lieberburg pursuant to the Limited Power of Attorney included as Exhibit 4 hereto.

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

BOXER CAPITAL, LLC

The executive officers and manager of Boxer Capital, LLC are set forth below.

Name	Position	Present Principal Occupation or Employment	Address	Citizenship

Aaron I. Davis	Member, Chief Executive Officer	Employee of Tavistock Life Sciences Company	12860 El Camino Real, Suite 300 San Diego, CA 92130	United States

Boxer Asset Management Inc.	Manager		Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, The Bahamas	Bahamas

BOXER ASSET MANAGEMENT INC.

The executive officers and directors of Boxer Asset Management Inc. are set forth below.

Name	Position	Present Principal Occupation or Employment	Address	Citizenship

Joe Lewis	Director, President	Private Investor	Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, The Bahamas	United Kingdom

Jason Callender	Director, Vice President	Real Estate Development and Sales	Ground Floor Charles Building Lewis Drive Albany, New Providence, The Bahamas	Bahamas

BRASLYN LTD.

The executive officers and directors of Braslyn Ltd. are set forth below.

Name	Position	Present Principal Occupation or Employment	Address	Citizenship
Joe Lewis	Director, President	Private Investor	Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, The Bahamas	United Kingdom

Jason Callender	Director, Vice President, Secretary	Real Estate Development and Sales	Ground Floor Charles Building Lewis Drive Albany, New Providence, The Bahamas	Bahamas

James B. Avery	Vice President	Employee of Tavistock Life Sciences Company	Tavistock Life Sciences Company 9350 Conroy Windermere Road Windermere, FL 34786	United States

MVA INVESTORS, LLC

The executive officer and manager of MVA Investors, LLC is set forth below.

Name	Position	Present Principal Occupation or Employment	Address	Citizenship
Aaron I. Davis	Member, Chief Executive Officer	Employee of Tavistock Life Sciences Company	12860 El Camino Real, Suite 300 San Diego, CA 92130	United States

Christopher Fuglesang	President	Employee of Tavistock Life Sciences Company	12860 El Camino Real, Suite 300 San Diego, CA 92130	United States

Shehan B. Dissanayake	Manager	Employee of Tavistock Life Sciences Company	12860 El Camino Real, Suite 300 San Diego, CA 92130	United States

LOCKEND FIVE, LLC

The manager of Lockend Five, LLC is set forth below.

Name	Position	Present Principal Occupation or Employment	Address	Citizenship

Greg Miller	Manager	Project Manager	12 Eagle Knoll Court, Las Vegas, NV 89141	United States

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated October 30, 2020, among Boxer Capital, Boxer Management, Braslyn, MVA Investors, Lockend Five, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, and Ivan M. Lieberburg.

Exhibit 2	Form of Warrant to Purchase Common Stock issued in connection with the January 2017 Offering, which is incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on January 6, 2017.

Exhibit 3	Form of Warrant to Purchase Common Stock issued in connection with the November 2017 Offering, which is incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on November 16, 2017.

Exhibit 4	Limited Power of Attorney, dated May 23, 2019, by and between Ivan M. Lieberburg and Christopher Fuglesang, which is incorporated herein by reference to Exhibit 4 to the Schedule 13D/A filed by the Reporting Persons on May 24, 2019.

Exhibit 5	Underwriting Agreement, dated October 27, 2020, among the Issuer and the underwriters named therein, which is incorporated herein by reference to Exhibit 1.1 to the Form 8-K filed by the Issuer on October 28, 2020.